Exhibit 99.4

Emera Reports 2025 Second Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera Inc. (“Emera”) (TSX/NYSE: EMA) reported financial results for the second quarter and year-to-date 2025.

Highlights

●	Emera delivers 49% quarterly adjusted earnings per share[1] (“EPS”) growth with second quarter adjusted EPS[1] of $0.79 and reported EPS of $0.45.

●	In the first half of 2025, teams across Emera successfully deployed more than $1.7 billion in customer-focused capital and are on track to invest more than $3.4 billion this year.

●	Remain committed to our 5% to 7% annual average adjusted EPS[1] growth guidance through 2027 and 7% to 8% forecasted rate base growth through 2029.

“The second quarter of 2025 marks our fourth consecutive quarter of meaningful earnings increases, which can be attributed in large part to strong growth and favourable weather in Florida.” says Scott Balfour, President and CEO of Emera Inc. “We continue to make essential investments across our operating companies to enhance reliability, storm harden our infrastructure and support economic and customer growth in the communities we serve. The continued need for this type of capital investment remains the fundamental driver of our 7% to 8% rate base growth expectations.”

Q2 2025 Financial Results

Q2 2025 adjusted net income1 was $236 million, or $0.79 per common share, compared with $151 million, or $0.53 per common share, in Q2 2024. The increase was primarily due to increased earnings at Tampa Electric (“TEC”), Emera Energy Services (“EES”), and New Mexico Gas Company (“NMGC”); and lower corporate costs. These were partially offset by lower earnings at Nova Scotia Power (“NSPI”) and decreased earnings due to the sale of Emera’s equity interest in the Labrador Island Link (“LIL”) in Q2 2024.

Q2 2025 reported net income was $135 million, or $0.45 per common share, compared with net income of $129 million, or $0.45 per common share, in Q2 2024. Primarily driven by decreased MTM loss, after-tax, and higher earnings at TEC, partially offset by the $107 million gain, after tax and transaction costs, on the sale of Emera’s equity interest in LIL in Q2 2024 and the $72 million in charges after-tax, primarily impairment, related to the pending sale of NMGC recognized in Q2 2025.

Year-to-date Financial Results

Year-to-date adjusted net income1 was $615 million or $2.07 per common share, compared with $367 million or $1.28 per common share year-to-date in 2024. Year-to-date adjusted net income1 increased $248 million primarily due to increased earnings at TEC, NSPI, EES, and NMGC; and lower corporate costs. These were partially offset by decreased earnings due to the sale of Emera’s equity interest in LIL in Q2 2024.

Year-to-date reported net income was $718 million or $2.41 per common share, compared with net income of $336 million or $1.17 per common share, year-to-date in 2024. Year-to-date reported net income included a $175 million MTM gain, after-tax, compared to a $138 million MTM loss, after-tax in 2024, and $72 million in charges related to the pending sale of NMGC, after-tax. Year-to-date reported income for 2024 included a $107 million gain, after tax and transaction costs, on the sale of Emera’s equity interest in LIL in Q2 2024.

The translation impact of a weaker CAD on USD earnings increased adjusted net income by $1 million in Q2 2025 and $15 million year-to-date compared to the same periods in 2024 and increased reported net income by $32 million in Q2 2025 and $62 million year-to-date compared to the same periods in 2024. Impacts of the changes in the translation of the CAD include the impacts of Corporate FX hedges used to mitigate translation risk of USD earnings in the Other segment.

(1)	See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended		Six months ended

millions of Canadian dollars (except per share amounts)	2025	June 30 2024	2025	June 30 2024

Adjusted net income [1,2]

Florida Electric Utility	$260	$187	424	272

Canadian Electric Utilities	17	42	138	129

Gas Utilities and Infrastructure	48	44	168	142

Other Electric Utilities	12	8	12	17

Other [3]	(101)	(130)	(127)	(193)

Adjusted net income[1,2]	$236	$151	615	367

Charges related to the pending sale of NMGC, after-tax [4,5]	(72)	-	(72)	-

Gain on sale of LIL, after-tax [6]	-	107	-	107

MTM (loss) gain, after-tax[7]	(29)	(129)	175	(138)

Net income attributable to common shareholders	$135	$129	718	336

EPS (basic)	$0.45	$0.45	2.41	1.17

Adjusted EPS (basic) [1,2]	$0.79	$0.53	2.07	1.28

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the charges related to the pending sale of NMGC, after-tax, gain on sale of LIL, after-tax, and the effect of after-tax MTM adjustments.

3 Higher earnings primarily due to higher contributions from EES, decreased operating, maintenance and general expenses (“OM&G”), and higher income tax recovery. These are partially offset by increased interest expense.

4Represents $71 million in non-cash impairment charges, after-tax, and $1 million in transaction costs, after-tax for the three and six months ended June 30, 2025.

5 Net of income tax recovery of $5 million for the three and six months ended June 30, 2025.

6 Net of income tax expense of $75 million for the three and six months ended June 30, 2024.

7Net of income tax recovery of $13 million for the three months ended June 30, 2025 (2024 – $52 million recovery) and $71 million income tax expense for the six months ended June 30, 2025 (2024 – $56 million recovery).

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2024 to 2025.

For the	Three months ended	Six months ended

millions of Canadian dollars	June 30	June 30

Adjusted net income – 2024 [1,2]	$151	$367

Operating Unit Performance

Increased earnings at TEC due to higher revenue from new base rates, favourable weather, and customer growth, partially offset by increased income tax expense and higher depreciation. Year-over-year increase also due to the impact of a weaker CAD	73	152

Increased earnings at EES quarter-over-quarter due to lower transport costs and favourable hedge settlements related to EES’ storage positions. Year-over-year increased due to favourable weather and resulting market conditions (higher natural gas prices and increased volatility)	10	34

Increased earnings at NMGC due to higher revenue from new base rates. Year-over-year increase also due to the impact of a weaker CAD	7	26

Decreased income from equity investments due to the sale of LIL in Q2 2024	(11)	(28)

Decreased earnings quarter-over-quarter at NSPI due to increased OM&G primarily driven by costs related to the cybersecurity incident and higher depreciation, partially offset by increased sales volumes. Increased earnings year-over-year due to investment tax credits (“ITCs”) related to clean technology investments and increased sales volumes primarily driven by favourable weather, partially offset by higher depreciation and higher OM&G primarily driven by costs related to the cybersecurity incident	(12)	41

Corporate

Decreased OM&G primarily due to the timing of the recognition on long term compensation expense and related hedges	6	24

Increased income tax recovery due to decreased deferred income tax asset valuation allowance due to utilization of tax loss carryforwards	6	7

Increased interest expense primarily due to increased total debt, partially offset by lower interest rates	(2)	(7)

Other Variances	8	(1)

Adjusted net income – 2025 [1,2]	$236	$615

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.

2 Excludes the charges related to the pending sale of NMGC, after-tax, gain on sale of LIL, after-tax , and the effect of after-tax MTM adjustments.

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section ofEmera’s Q2 2025 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward-Looking Information

This news release contains forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking information”), including without limitation, statements about the Company’s expectations regarding future growth, including expectations about 7% to 8% rate base growth, the nature and timing of future capital investments, results of operations, performance, the expected timing and outcome of the pending sale of NMGC, and business prospects and opportunities. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from those expressed or implied by such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The forward-looking information in this news release is made only as of the date of thereof, and Emera disclaims any intention or obligation to update or revise any forward-looking information.

Teleconference Call

The company will be hosting a teleconference today, Friday, August 8, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q2 2025 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in the United States, Canada and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-233-2674

dave.bezanson@emera.com

Media

media@emera.com